london
65 Fleet Street
London EC4Y 1HS
T + 44 20 7936 4000
Direct T + 44 20 7832 7429
Ms Christina Chalk	F + 44 20 7832 7001
Office of Mergers and Acquisitions	Direct F + 44 20 7108 7429
United States Securities and Exchange Commission	LDE No 23
Washington DC 20549-0303	E sarah.murphy@freshfields.com
U.S.A.	W freshfields.com

doc id LON 1460537/2
our ref SCM
your ref
client matter no. 136935-0001
23 May 2007
Dear Ms Chalk
Pacific Internet Ltd
Schedule TO-T and Schedule 13E-3 filed by Connect Holdings, et al.
SEC File No 5-79632
This letter is in response to the comments raised in your letter of May 16, 2007. For convenience your questions are included in italics below and, to the extent amendments were required, page references to the Offer to Purchase and Amendment No. 1 to the Schedule TO-T/13E-3 have been provided in the responses. We have also attached to this letter a courtesy copy of Amendment No. 1 blacklined to show the changes made. The Amendment is also being filed today via EDGAR.
General
1.	In your response letter, tell us whether bidders are relying on any exemptions from US tender offer rules, such as the “Tier II” exemption provided in Regulation 14D of the Securities Exchange Act of 1934. If so, indicate the percentage of US ownership, when it was calculated, and how such calculation was accomplished. If bidders relied upon the presumption set forth in Instruction 3 to Rules 14d-l(c) and (d), outline the facts upon which such reliance is based. We may have additional comments.

Response:	Bidders are not relying on any exemptions from the US tender offer rules, such as the “Tier II” exemptions. In particular, no equal treatment relief is required for a separate non-US offer or offer of loan notes, notices of extensions will be given in accordance with Rule 14e-1(d) and Bidders will pay promptly — within three business days. The statement “in any event under
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Singapore law within 10 calendar days” included in the Offer to Purchase is required to comply with Singapore law.
2.	We note the disclosure in the Offer to Purchase that the Singapore Code imposes a maximum offer period beyond which the tender offer may not be extended. What will you do if US law requires you to extend beyond this maximum offer period?

Response:	If the US tender offer rules require that the Offer period be extended beyond the maximum offer period permitted under The Singapore Code on Take-Overs and Mergers (the Singapore Code), Bidders would, seek permission from the Securities Industry Council of Singapore (SIC), under Rule 22.9 of the Code, to extend the Offer period.
3.	Will you be making purchases outside of the tender offer in Singapore pursuant to an exemption from Rule 14e-5? If so, please disclose in the Offer to Purchase. In your response letter, explain why you do not believe Rule 14e-5 applies to any outside purchases bidders intend to make.

Response:	Purchases will not be made outside the Offer while the Offer is outstanding.
4.	We note the disclosure in the Offer to Purchase concerning the requirements of Singapore law. Specifically, bidders state that under the Singapore Code, the offer must remain open for at least 14 but not more than 20 business days after “the Offer becomes or is declared unconditional as to acceptances.” Confirm in your response letter that you are not required under Singapore law and do not otherwise intend to close the “initial” offer period as soon as all offer conditions are satisfied or waived. That is, tell us whether you will terminate early the initial offer period before the scheduled expiration of the initial offer period or any extension thereof.

Response:	Bidders confirm that they are not required under Singapore law, and do not otherwise intend to close the “initial” offer period as soon as all offer conditions are satisfied or waived. Bidders will not terminate the initial offer or any extension period prior to its scheduled expiration date. The Schedule TO-T has been amended to reflect a modification to page 3 of the Offer to Purchase (page 3 of Amendment No 1 to the Schedule TO-T) removing the reference which suggests otherwise.

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5.	Bidders are making a “concurrent proposal” to the holders of Options described in the Options Proposal included as Schedule D to the Schedule TO-T and the related letter to option holders. In your response letter, tell us whether the proposal you are making to the holders of Options is a tender offer under US rules. If you don’t believe so, explain why. Even if you do not believe the proposal is a tender offer, describe for us whether it complies with the requirements of Regulation 14E, if it does not comply with those requirements describe the ways in which it is inconsistent with those requirements. We may have further comments.

Response:	Bidders do not believe that the Options Proposal is a tender offer under the US rules as it is a proposal to modify a contract rather than an offer to buy a security insofar as it offers a cash payment (equal to the difference (if positive) between the Offer Price and the exercise price) to such option holders who undertake not to exercise their options prior to their expiration dates. Even if the Options Proposal constituted a tender offer under US rules, that offer would be eligible for the Tier I exemption on the basis that US holders do not hold more than 10% of the outstanding options (according to information provided to Bidders by PacNet, well under 10% of the outstanding options are held by US residents). The Options Proposal is being conducted in accordance with Singapore law and otherwise meets the requirements of the Tier I exemption. Even if the Tier I exemption were not available, the Options Proposal would meet the requirements of Regulaton 14E, as (consistent with the Offer) it will remain open for 20 US business days and for an additional 10 US business days if the consideration is changed, the consideration will be paid promptly after the tender offer is completed and, as extensions will apply equally to the Options Proposal and the tender offer, notice of such extensions will be given in the same manner as for the tender offer.
6.	The Offer to Purchase states in several places, including on page 15, that bidders may assign the rights to transfer or sell shares acquired in the Offer, including by allowing third parties to participate in the Offer. Please confirm your understanding that any third party to whom such rights are assigned may be deemed a bidder in the Offer. Adding a new bidder may require revisions to the offer materials and dissemination to shareholders. In addition, an extension of the Offer period may be required.

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Response:	Bidders confirm that any third party to whom such rights are assigned may be deemed a bidder in the Offer. Bidders acknowledge that adding a new bidder may require revisions to the offer materials and dissemination to shareholders as well as an extension of the Offer period. Bidders also note that they do not have a current intention to assign any such rights.
Schedule 13E-3
7.	Any “board books” or other materials prepared by Lazard in connection with the acquisition of shares of Pacific Internet and provided to the bidders or their affiliates must be filed as an exhibit to the Schedule 13E-3. Please file any such materials, To the extent they are not already summarized in the Offer to Purchase, please revise to do so.

Response:	Other than the materials already filed as exhibit EX-99.C to and summarized in the Schedule TO-T (as amended), neither Lazard nor any other party provided Bidders or their affiliates with any “board books” or other materials in connection with the acquisition of shares of PacNet.
8.	Revise the Offer to Purchase disclosure generally to discuss your current intent with respect to purchases after this tender offer. That is, if bidders are not able to purchase 90% or more of PacNet shares in this offer, what is your present intent with respect to purchasing in the open market or through an additional tender offer?

Response:	The Schedule TO-T has been amended to reflect a modification to page 15 of the Offer to Purchase (page 4 of Amendment No 1 to the Schedule TO-T), clarifying Bidders’ current intent, if the compulsory acquisition threshold is not met, to purchase in the open market, through an additional tender offer or through privately negotiated purchases, as many shares as possible, subject to the requirements of Rule 13e-3 and Singapore law. For a six month period following the Offer, under Singapore law, such purchases cannot be made on terms more favourable than the Offer terms, including with respect to price.
9.	Generally explain the impact of the appointment of your nominee, Steven Barry John Simpson, to the five-member board of directors of PacNet in November 2006. For example, has Mr. Simpson shared information about PacNet with the bidders? Will

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he be precluded from voting on the transaction (as of this writing, PacNet has not filed its Schedule 14D-9 in’ connection with this Offer).

Response:	Mr Simpson is a non-executive director and chairman of C2C Pte Ltd, an entity that is 100% owned by the Investors through a separate investment vehicle that is not a filing person. Mr. Simpson is the principal of Triton Advisory Group, a mergers and acquisitions, fixed income trading, asset management and corporate advisory group located in Singapore. He has over 20 years of hands-on experience in the Asia Pacific region. In this capacity, he has successfully acted as an advisor on many private and public sector transactions including privatisations, mergers, acquisitions and debt and equity capital market activities. Mr Simpson has successfully led several financial advisory roles for initial public offering launches for both State and private sector clients. He has also undertaken a variety of activities on behalf of international agencies and governments throughout the world for the establishment of regulatory codes, sectoral reforms, specific sector legislature and privatisation activities. Previously, Mr Simpson was a Managing Partner of Price Waterhouse Consulting in Indonesia and Australia. He was also the Partner in Charge of manufacturing sector consulting for the Australian and Asian practices and a member of the firm’s Resources sector specialty team. He is a member of the board of directors of several public and private sector companies and is a certified public accountant, a Chartered Secretary and a member of the Institute of Chartered Directors.

Mr Simpson was nominated for election to the board of PacNet based on his experience and qualifications (as noted above, and in Mr Simpson’s curriculum vitae enclosed with Bidders’ legal advisor’s letter nominating Mr Simpson to the board of PacNet on Schedule 13D/A, filed 12 October 2007) by Connect, but since his election, in his capacity as a director of PacNet, he has acted independently of Connect, its shareholder and ultimate control persons, in accordance with his fiduciary obligations as a director of PacNet. No agreement with respect to his service as a member of the board of PacNet exists between Mr Simpson and Bidders, nor does he serve at the pleasure of Connect or any other Bidder. Since his confirmation as a member, Mr Simpson attended board meetings and received information in his capacity as a director, but did not share non-public information regarding PacNet with

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Bidders or participate in the Bidders’ decision to bid for PacNet. As indicated in the now-filed PacNet Schedule 14D-9, the SIC ruled on 9 February 2007 that Mr Simpson would be exempted from the requirement of making a recommendation to Shareholders on the Offer. Mr. Simpson was not part of the committee of Independent Directors of PacNet that formulated the recommendations to PacNet shareholders in connection with the Offer. Bidders are not aware of whether Mr Simpson will be eligible to participate in any voting by the PacNet board on the transaction.

On 22 February 2007, PacNet announced (on form 6-K, filed with the SEC on 22 February 2007) that the PacNet board of directors was expanded to eight members, including Mr. Simpson.

The Schedule TO-T has been amended to reflect a modification to pages 13 and 42 of the Offer to Purchase (pages 10 and 11 of Amendment No 1 to the Schedule TO-T), detailing the indirect relationship between Mr. Simpson and the Connect Group.
Questions and Answers about this Tender Offer — If the Tender Offer is Successful and Connect Purchases at Least 90% of the Issued Shares.... page 8
10.	Rather than advising shareholders to seek their own counsel, describe generally their “put right” provided under Singapore law. Your revised disclosure should also note the relationship between the compulsory acquisition bidders can effect if they achieve the 90% condition. That is, why would shareholders need or want to exercise the put right if you intend to compulsorily acquire the remaining minority shares upon purchasing 90%?

Response:	The Schedule TO-T has been amended to reflect a modification to pages 8 and 38 of the Offer to Purchase (pages 4 and 5 of Amendment No 1 to the Schedule TO-T), to provide a fuller explanation of the operation of the Put Option (as defined therein). The Put Option arises once Bidders acquire more than 90% of the issued share capital of PacNet. The Compulsory Acquisition arises once Bidders have acquired 90% of the shares which they do not already own (92. 9% of the total issued share capital of PacNet). In practice, the Put Option can only be exercised if Bidders own between 90% and 92.9%

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of the issued share capital of PacNet. Once Bidders acquire more than 92.9% of the total issued share capital of PacNet, their present intention is to undertake a Compulsory Acquisition (in accordance with applicable Singapore and US law, including Rule 13e-3). If they fail to undertake the Compulsory Acquisition, shareholders can exercise the Put Option.
Is this Offer to Purchase Being Sent or Made Available to All PacNet Shareholders? page 8
11.	Rule 14d-10 requires a tender offer for shares registered under Section 12 of the Exchange Act to be made to all target holders of that class of securities, even those shareholders resident outside of the United States. Tell us why you believe the disclaimer in this section is consistent with your obligation under Rule 14d-10. If you believe you may validly exclude shareholders of PacNet located in certain countries explain why, including any steps taken to enable you to make the offer into those countries. To the extent you are relying on any exemption from the provisions of Regulation 14D, address in response to comment 1 above.

Response:	The Offer is being made to all target shareholders. It is not, however, being made in all jurisdictions as it is not possible to ensure that the territorial requirements of all the jurisdictions where a shareholder may be at any given time are complied with. We are not aware of any shareholders that are resident in jurisdictions in which this offer cannot be made. If there were any such shareholders, as with any other shareholder, they could accept the offer from the US or Singapore or any other jurisdiction in which such acceptance is in compliance with law. The Schedule TO-T has been amended to reflect a modification to pages 8 and 42 of the Offer to Purchase (page 5 of Amendment No 1 to the Schedule TO-T) clarifying that the limitation is territorial and is not based on the residence of any holder.
Connect’s Position Regarding the Fairness of the Offer, page 15
12.	All of the filing persons on the Schedule 13E-3, not just Connect, must make and support the required statement as to fairness to unaffiliated shareholders. Please expand to address the fairness determination of the other filing persons. To the extent that the filing persons other than Connect did not independently analyze the

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procedural and substantive fairness, they may expressly adopt the fairness determination of another filing person.

Response:	The Schedule TO-T has been amended to reflect a modification to page 17 of the Offer to Purchase (page 6 of Amendment No 1 to the Schedule TO-T) clarifying that Connect’s shareholder and its ultimate control persons (who collectively with Connect, constitute the Bidders) have each adopted the fairness determination of Connect.
13.	See our last comment. Similarly, all filers must independently satisfy the disclosure requirements of Schedules 13E-3 and TO. Please generally revise the Offer to Purchase to ensure that the required disclosure is not provided for Connect only.

Response:	A definition of “we,” “us” and “our” has been added to make clear that the disclosures, where relevant, cover the filing persons other than Connect (page 3 of Amendment No 1 to the Schedule TO-T). All the individual filer-specific required disclosure under Rule 13e-3 has been provided for each of the Bidders. See Section 19.4 (as amended) on page 42 and Schedule A.
14.	Expand this section to address how Connect and the other filing persons considered the fact that PacNet’s shares traded above the Offer price within the last six months in determining that the Offer price is fair.

Response:	Although PacNet’s shares have traded above the Offer Price within the last six months, based on closing share prices this has occurred on only three occasions — $10.02 on 12 January 2007, $10.04 on 17 January 2007 and $10.01 on the 19 January 2007. These dates follow Connect’s proposal on 12 January 2007 for a voluntary conditional general offer for PacNet at $10.00 per share. Prior to Connect’s announcement on the 12th of January, PacNet’s shares did not close at or above the Offer price within the last twenty four months. The Offer Price represents a 9.8% premium over PacNet’s closing share price of $9.11 on 11 January 2007, the day immediately preceding our announcement of its intention to proceed with the Offer which was filed on Schedule TO and filed with the SEC on 12 January 2007. The Schedule TO-T has been amended to reflect a modification to page 17 of the Offer to

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Purchase (page 6 of Amendment No 1 to the Schedule TO-T) setting forth this analysis.
15.	The fact that bidders do not intend to liquidate PacNet is not dispositive of whether liquidation value is a relevant measure of value. If the liquidation value of PacNet’s shares would yield a value higher than the Offer price, please disclose.

Response:	Bidders believe that the liquidation value of PacNet, as is common with companies without extensive fixed assets, is substantially below the Offer Price, and also that it would represent a misleading estimate of PacNet’s value as a viable going concern.

Because net book value is based on historical costs, it can be seen as a proxy for PacNet’s liquidation value. PacNet’s net book value per share, (as noted in the Offer to Purchase) using shareholders’ equity as of 31 December 2006 and the number of PacNet shares outstanding as of 31 March 2007, was calculated as $5.12. This is substantially below the Offer Price
16.	The relevance of your references to the compulsory acquisition on page 17 is not clear. We understand from your disclosure that the compulsory acquisition may not be consummated, and even if it is, bidders may not achieve the 90% required threshold through this Offer. Please revise to explain why the compulsory acquisition is part of the filer’s fairness analysis.

Response:	As indicated on page 17 of the Offer to Purchase, Bidders believe that the compulsory acquisition and the put right are procedures that contribute to the fairness of the transaction. The Compulsory Acquisition can only be exercised if Bidders acquire more than 90% of the shares they do not already own. Accordingly, to the extent existing shareholders do not wish to participate in the Offer, their shares cannot be forcibly sold to Bidders unless Bidders own an overwhelming majority of the shares, at which point Bidders are obliged to pay such dissenting shareholders the Offer Price.

Similarly, if the Offer succeeds and Bidders own more than 90% of the issued share capital of the Company, whether or not the bidders wish to undertake the Compulsory Acquisition, remaining shareholders will be able to exercise

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the Put Option to require Bidders to purchase their shares, again, at the Offer Price, thereby avoiding being left as an illiquid minority.
Summary of Lazard Presentation to Connect
17.	The summary of Lazard’s presentation must be considerably expanded to meet the requirements of Item 1015(b)(6) of Regulation M-A and to present all of the calculations performed by Lazard, including the comparative analyses it used, to assess the fairness of the Offer. In this regard, note that Item 1015 encompasses both oral and written reports (including drafts) prepared by the financial advisor and presented to the bidders. Note also that all analyses should be described, not just the “material analyses” (see page 18).

Response:	Lazard was appointed as financial advisor and dealer manager to Connect on 9 April 2007, which was three months after Connect made its initial pre-conditional announcement of its intention to make the Offer. Lazard was not involved in advising Connect regarding PacNet prior to the pre-conditional announcement dated (and filed on Schedule TO-C) on 12 January 2007, which, among other information, set forth the proposed Offer Price. Accordingly, Lazard’s presentation to the board of Connect were limited in scope. Nonetheless, the Schedule TO-T has been amended to reflect a modification to pages 18 to 20 of the Offer to Purchase (pages 6 to 10 of Amendment No 1 to the Schedule TO-T), which provide a more detailed summary of Lazard’s presentation to the board of Connect.
Subsequent Offering Period, page 25
18.	Disclose that shares tendered during the subsequent offering period will be purchased on a rolling basis.

Response:	The Schedule TO-T has been amended to reflect a modification to page 25 of the Offer to Purchase (page 6 of Amendment No 1 to the Schedule TO-T) clarifying that shares tendered during the subsequent offering period will be purchased on a rolling basis.
Financial Information, page 34

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19.	We note your disclosure that PacNet does not report ratio of earnings to fixed charges, operating income per share or book value per shares. Can any of these values be calculated based upon publicly available information? If so, please present.

Response:	The Schedule TO-T has been amended to reflect a modification to page 35 of the Offer to Purchase (page 10 of Amendment No 1 to the Schedule TO-T) to provide information on operating income per share and book value per share. PacNet has not historically provided a ratio of earnings to fixed charges. Bidders are unable to derive the ratio based on publicly available information.
Source and Amount of Funds page 38
20.	Please clarify whether “existing internal resources” means cash on hand. If not, please more specifically describe the source of the funds to be used to purchase tendered shares. See Item 1007 of Regulation M-A.

Response:	The Schedule TO-T has been amended to reflect a modification to page 38 of the Offer to Purchase (page 10 of Amendment No 1 to the Schedule TO-T) describing the source of funds as a committed capital call on the Investors. There exist no conditions to Connect’s ability to call upon these funds in order to complete the Offer.
Closing Comments
A statement executed by each filing person acknowledging that:
•	The filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States will be provided in due course via EDGAR.

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We would appreciate any comments you may have regarding the changes made to the Schedule TO-T/13E-3 in response to your comments and the supplemental information included in this letter as early as possible. If you require any further information or have any questions, please contact Sarah Murphy at +44 20 7832 7429 or Doug Smith at +44 20 7716 4792.
Yours faithfully
/s/ Sarah Murphy
Sarah Murphy